UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                  Ckrush, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   17887P 10 6
                                 (CUSIP Number)

                     c/o Greenbaum, Rowe, Smith & Davis LLP
                                W. Raymond Felton
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 April 10, 2006
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 17887P 10 6

1. NAMES OF REPORTING PERSONS.
   I.R.S. Identification Nos. of above persons (entities only) Jeremy
   Dallow
   SS # 131 62 4734
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

   (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e) ___ Not Applicable
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power         240,000 Common and 339,788.66
                                                Series D Preferred (A)
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power       0
                  --------------------------------------------------------------
                  9.  Sole Dispositive Power    480,000 Common and 339,788.66
Each                                                   Series D Preferred (A)
Reporting         --------------------------------------------------------------
Person with:      10. Shared Dispositive Power  0
                  --------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,000 Common and 339,788.66 Series D Preferred (A)

     (A) All shares are owned by Mr. Dallow directly. The Series D Preferred Shares which have the equivalent of 50 common shares votes per share.

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of outstanding common and 84.99% of outstanding Series D.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is: Ckrush, Inc. 1414 Avenue of the Americas, Suite 406 New York, NY 10019

Item 2.  Identity and Background

     (a)  Name
          Jeremy Dallow

     (b)  Address
          1414 Avenue of the Americas, Suite 406
          New York, NY 10019

     (c)  Occupation/Employment President and a Director of Ckrush, Inc.

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States of America

Item 3.   Source and Amount of Funds or Other Consideration
          Personal Funds

Item 4.   Purpose of Transaction

          Investment purposes.

          The reporting person does not have plans or proposals which relate to or would result in:

          (a)  An  extraordinary  corporate  transaction,   such  as  a  merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Issuer;

          (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

          (e)  Changes  in  the  Issuer's   charter,   by-laws  or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition or control of the Issuer by any person;

          (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (h) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting persons is 240,000 shares of common and 399,788.66 shares of series D preferred stock, or 21.2 % of the voting rights.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          None.

Item 7. Material to be Filed as Exhibits There are no exhibits filed with this Schedule.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Jeremy Dallow
                               --------------------
April 14, 2006                Jeremy Dallow